

Mail Stop 3561

December 29, 2016

Mark W. Joslin
Senior Vice President and
Chief Financial Officer
Pool Corporation
109 Northpark Boulevard
Covington, LA 70433

> **Re: Pool Corporation
> Form 10-K for the Fiscal Year Ended December 31, 2015
> Filed February 26, 2016
> File No. 000-26640**

Dear Mr. Joslin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Results of Operations

Net Sales, page 30

1. We note your disclosure that sales of building materials grew by 13%, sales of equipment grew by 9% and chemical sales grew by 5% compared to 2014. In future filings, with a view to putting these growth percentages in context, please revise to provide the percentage of net sales attributable to these product categories and any other product categories you track. In that regard, we note that you state on page 5 that you "track and monitor the majority of [y]our sales" and that your pool and spa chemical product categories constituted 13% of net sales.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley, Staff Attorney at (202) 551-2545 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products